UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-34152

WESTPORT INNOVATIONS INC.
(Translation of registrant's name into English)

Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

❑ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ❑

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated February 20, 2012 – Westport Announces Amended Cummins Westport Joint Venture Agreement
99.2	News Release dated February 20, 2012 – Westport Signs Heavy-Duty Supply Agreement with Cummins for Westport HD 15 Litre Engine
99.3	News Release dated February 20, 2012 – Cummins Westport Announces New Heavy-Duty Natural Gas Engine

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc. (Registrant)

Date: February 21, 2012	By:	/s/ Bill Larkin
Bill Larkin Chief Financial Officer

Exhibit 99.1

Westport Announces Amended Cummins Westport Joint Venture Agreement
~Westport and Cummins Agree on New Focus for CWI; Announce Launch of New CWI HD Engine; Conference Call to Follow~

February 20, 2012

VANCOUVER, BC – Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), the global leader in natural gas engines, today announced that it has entered into an amended and restated joint venture agreement (JVA) with Cummins Inc. for the Cummins Westport Inc. (CWI) joint venture. The JVA was amended to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA.

In a separate announcement, CWI today announced the commercial launch of a new 12 litre natural gas engine based on the successful Cummins ISX12 diesel platform. The new engine incorporates the same industry leading combustion technology as CWI’s most successful engine, the 8.9 litre ISL G. The new ISX12 G is currently in field trials with production expected to commence in early 2013. CWI will market this new engine in North America, and Cummins will have the option of developing international versions of this new engine for markets outside North America. The new engine will be manufactured in Cummins’ Jamestown, New York Engine Plant.

“Over the past 10 years, CWI has emerged as the pre-eminent supplier of high performance natural gas engines for commercial vehicles,” said David Demers, CEO of Westport Innovations. “With this new agreement, we have taken the necessary steps to provide CWI with a platform for continued growth and success over the next 10 years, while recognizing the dramatically increased interest in natural gas as a fuel.”

Details of Amended Joint Venture Agreement
Under the prior JVA, CWI had a global exclusive right to design, engineer, and market mid-range on-road spark-ignited natural gas engines based on Cummins diesel engines manufactured in Cummins facilities. Cummins and Westport have agreed in the amended and restated JVA to focus CWI’s future product development on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.

Westport will appoint the President for the first three-year term. The chairman will be Ed Pence, Cummins Vice President and General Manager – Heavy Duty Engine Business.

The joint venture will now have a term of ten years. The JVA can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of one of the parties.

Live Conference Call & Webcast
Westport has scheduled a conference call for tomorrow, Tuesday, February 21, 2012 at 5:00am Pacific Time (8:00am Eastern Time) to discuss this announcement. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors. To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 5261. The replay will be available until February 28, 2012. Shortly after the conference call, the webcast will be archived on the Company’s website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport’s joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American urban work vehicles such as buses and refuse trucks. Westport LD division is one of the global leaders for natural gas and LPG fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the anticipated benefits for each of Westport and CWI arising out of the amended and restated joint venture agreement, the anticipated timing and success of the launch of the new 12 litre  engine from CWI and its effect on CWI sales, the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers (including Cummins and CWI), the performance and competitiveness of Westport's and CWI's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements as well as Westport management’s response to any of the aforementioned factors. In particular, the benefits arising out of the amended and restated joint venture agreement depend on many factors and may be affected by, amongst other things, the limitations and restrictions on market scope for CWI and Westport's use of CWI's intellectual property.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Exhibit 99.2

Westport Signs Heavy-Duty Supply Agreement with Cummins for Westport HD 15 Litre Engine
~Agreement Provides Future Scalability and Cost Effective Production Once Threshold Volumes Have Been Achieved~

February 20, 2012

VANCOUVER, BC – Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), the global leader in natural gas engines, today announced that it has entered into a Supply Agreement with Cummins to allow manufacturing of the Westport HD 15 litre engine in a Cummins manufacturing facility in Jamestown, New York.

“The Supply Agreement helps accelerate our scalability and cost reduction at over 1500 units per year,” said Clark Quintin, President of Westport HD. “At scale, Westport HD would be able to recognize the sale of the engine in addition to on- and off-engine components increasing revenue per system.”

Westport has assured available, scalable and cost effective supply for its 15L natural gas engines featuring Westport technology. The new HD Supply Agreement provides Westport with the ability to have its Westport technology-equipped heavy duty engines produced in a Cummins manufacturing facility when a minimum threshold sales volume of at least 1,500 engines in any 12-month period has been achieved by Westport. The supply agreement term is for three years beginning from the date the first Westport technology-equipped engine is shipped by Cummins after Westport meets the minimum volume threshold. The term automatically renews if the threshold volumes continue to be achieved. If Cummins does not ship a Westport technology-equipped engine within the next five years, the agreement will terminate.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport’s joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American urban work vehicles such as buses and refuse trucks. Westport LD division is one of the global leaders for natural gas and LPG fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the  engine supply agreement with Cummins, the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers (including Cummins), the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements as well as Westport management’s response to any of the aforementioned factors. In particular, the benefits arising out of the engine supply agreement depend on many factors and may be affected by, amongst other things, the effect of volume requirements under the engine supply agreement.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Exhibit 99.3

Cummins Westport Announces New Heavy-Duty Natural Gas Engine
~ISX12 G Natural Gas Engine Targets Regional Trucking, Vocational and Refuse Markets in North America~

February 20, 2012

VANCOUVER, BC – Cummins Westport Inc., announced today the ISX12 G, a 12 litre heavy-duty, factory built dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications.  The new ISX12 G is currently in field trials with full production expected to commence in early 2013.

The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform,the newest member of Cummins heavy duty engine family.  The ISX12 G will operate exclusively on natural gas (CNG or LNG) utilizing Cummins Westport’s proprietary spark-ignited, stoichiometric combustion with cooled exhaust gas recirculation (SEGR)  technology, first introduced with the 8.9 litre ISL G.

The ISX12 G features three-way catalyst aftertreatment, which is packaged as a muffler and is maintenance free.  No diesel particulate filter or selective catalytic reduction aftertreatment will be required.  Preliminary specifications include a range of ratings to 400 hp and 1,450 lb-ft torque, optional engine brake, and manual and automatic transmission capability to meet customer and original equipment manufacturer requirements.  The ISX12 G will be manufactured in Cummins’ heavy-duty engine plant in Jamestown, New York.

“This is an important product development for Cummins Westport given the increasing demand for natural gas vehicles in the heavy-duty market,” said Roe East, President of Cummins Westport.  “The ISX12 G will offer customers heavy-duty performance, reliability, and durability and a choice of either compressed natural gas or liquefied natural gas as a fuel.”

The ISX12 G target markets at launch are North American regional haul and vocational truck/tractor, and refuse applications, where demand for natural gas vehicles is growing.  Anticipated end-use applications in the regional haul market segment include intermodal and distribution operation, pickup and delivery.  Potential post-launch market opportunities include motor coach and specialty vocational applications.

The ISX12 G is expected to be certified at launch to meet the U.S. Environmental Protection Agency and California Air Resources Board emission standards of 0.20 g/bhp-hr NOx and 0.01 g/bhp-hr PM.  The engine is additionally expected to be capable of meeting EURO VI and pending U.S. greenhouse gas and fuel economy regulations.

Partial funding in support of the ISX12 G engine development has been received from the U.S. Department of Energy’s National Renewable Energy Laboratory (NREL) and the California Energy Commission in conjunction with the Gas Technology Institute.

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses.  Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT / TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport’s business, operations, markets, technology development, timing for launch of the ISX12 G and its certifications and uses and  to the environment in which Cummins Westport operates, which are based on Cummins Westport’s estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport’s control and are based on assumptions that may cause our actual results, levels of performance, activity or achievement to be materially different from that implied by these forward looking statements.  These risks, uncertainties and assumptions include those relating to our industry and products, technological development, demand for natural gas vehicles as well as other risk factors and assumptions. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The contents of any website referenced in this press release are not incorporated herein by reference.

Inquiries:

Westport Innovations Inc.
Darren Seed
Vice President, Investor Relations & Communications
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.
Janet Williams
Director - Corporate Communications
Phone: 317-610-2488
Email: janet.williams@cummins.com
Web: www.cummins.com